

October 25, 2021

Cyrus Madon
Chief Executive Officer
Brookfield Business Partners L.P.
73 Front Street
Hamilton, HM 12
Bermuda

> **Re: Brookfield Business Partners L.P.**
> **Form 20-F for the year ended December 31, 2020**
> **Response Dated September 23, 2021**
> **File No. 001-37775**

Dear Mr. Madon:

We have reviewed your September 23, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 2, 2021 letter.

Form 20-F for the Year Ended December 31, 2020

Use of Non-IFRS Measures, page 5

1.   We note your response to prior comment 1 and are unable to agree with your position. Please revise the titles of your non-IFRS measures, such as "Adjusted EBITDA" and "Adjusted FFO," to more clearly distinguish the measures from EBITDA and FFO as commonly defined.

Reconciliation of Non-IFRS Measures, page 86

2.   We have reviewed your response to comment 3. Please address each of the following with respect to Company EBITDA:

   • Please provide us with a list of the items included in your other income (expense) adjustment. Additionally, please address your consideration of Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.01.
   • Please explain to us how your determined the amount of your adjustment for Amounts attributed to non-controlling interests. Additionally, please address your consideration of Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.04.

3.   We have reviewed your response to comment 3. Please address each of the following with respect to Company FFO:

   • We note that the company primarily owns and operates business services and industrial operations. Please explain to us in greater detail why you believe Company FFO provides useful information to investors.
   • Please provide us with a list of the items included in your other income (expense) adjustment. Additionally, please address your consideration of Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.01.
   • Please explain why your adjustment for Company FFO income tax (expense) recovery only adjusts for a portion of your total income tax (expense) recovery. Additionally, please address your consideration of Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.04.
   • Please explain to us how you determined the amount of your Company FFO adjustments for Gain (loss) on acquisitions/dispositions, net in Company FFO, Other income (expenses) net in Company FFO, Amounts attributed to non-controlling interests. Additionally, please address your consideration of Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.04.

Consolidated Statements of Operating Results, page F-7

4.   We note your response to prior comment 4 and reissue the comment as we are unable to agree with your position. Please present all of your expenses by function and present a measure of direct operating costs that is complete. We also note your presentation of the components of direct operating costs in Note 21 that presents amounts that are both by function and by nature. Please revise your footnote disclosure to present the components of direct operating costs by nature.

Notes to Consolidated Financial Statements
Note 28. Segment Information, page F-79

5.   We note your response to prior comment 5. Please revise your footnote to only
        present one measure of segment profit or loss in accordance with the guidance in
        paragraph 26 of IFRS 8.

        You may contact Howard Efron at (202) 551-3439 or Isaac Esquivel at (202) 551-3395 if
you have questions regarding comments on the financial statements and related matters. Please
contact Christopher Dunham at (202) 551-3783 or James Lopez at (202) 551-3536 with any
other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction